__________________________________________________________________
      As filed with the Securities and Exchange Commission on June 25, 2002
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K



 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002


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                        A. Full title of the plan and the
                              address of the plan:


                 BOK FINANCIAL THRIFT PLAN FOR SALARIED EMPLOYEES
                             Bank of Oklahoma Tower
                              Tulsa, Oklahoma 74172

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          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            BOK Financial Corporation
                             Bank of Oklahoma Tower
                              Tulsa, Oklahoma 74172

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

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
                BOK Financial Thrift Plan for Salaried Employees
   As of December 31, 2002 and 2001, and for the Year Ended December 31, 2002

                BOK Financial Thrift Plan for Salaried Employees

                              Financial Statements
                            and Supplemental Schedule


                        As of December 31, 2002 and 2001,
                    and for the Year Ended December 31, 2002




                                    Contents

Report of Independent Auditors..........................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits.........................2
Statement of Changes in Net Assets Available for Benefits...............3
Notes to Financial Statements...........................................4


Supplemental Schedule

Schedule H; Line 4i--Schedule of Assets (Held at End of Year)...........10

                         Report of Independent Auditors

The Plan Administrative Committee
BOK Financial Thrift Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of the BOK Financial Thrift Plan for Salaried Employees as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/S/ Ernst & Young LLP
May 12, 2003

                BOK Financial Thrift Plan for Salaried Employees

                 Statements of Net Assets Available for Benefits


                                                             December 31
                                                       2002              2001
                                                   ----------------------------
  Assets
 Investments:
    BOKF Common Stock                              $  14,066,002   $ 13,222,662
    American Performance Funds:
      Growth Equity Fund                               2,023,730      2,289,049
      Equity Fund                                      4,437,892      6,378,548
      Cash Management Fund                             6,709,467      5,976,425
      Intermediate Bond Fund                           6,940,638      6,120,410
    SEI Funds:
      S&P 500 Index Fund                                       -     17,537,270
      Stable Asset Fund                                8,932,520      7,796,272
      Equity Income Fund                                       -      3,387,829

    American Advantage Funds:

      International Equity Fund                        1,490,287      1,570,750
    AIM Balanced Fund                                  1,246,268      1,292,479
    Neuberger and Berman Genesis Trust Fund            8,983,305      7,637,040
    Dodge and Cox Stock Fund                           4,461,154              -
    Vanguard Institutional Index                      13,830,288              -
    Self-directed common stocks                          174,484        127,647
    Self-directed registered investment companies        588,415         30,268
    Participant loans                                  3,215,786      2,755,602
                                                   ----------------------------
 Total investments                                    77,100,236     76,122,251

 Cash                                                    477,407        407,269
 Accrued interest receivable                              81,327         88,867
 Due from broker                                           7,215         26,284
                                                   ----------------------------
 Total assets                                         77,666,185     76,644,671

 Liabilities
 Due to broker                                           450,871        380,001
                                                   ----------------------------
 Net assets available for benefits                  $ 77,215,314   $ 76,264,670
                                                   ============================

See accompanying notes.

                BOK Financial Thrift Plan for Salaried Employees

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2002


 Net Additions

 Investment income (loss):

    Interest and dividends                                     $    1,506,784
    Net depreciation in fair value of investments                  (7,451,202)
                                                             ------------------
                                                                   (5,944,418)

 Contributions:
    Participant                                                     7,169,160
    Employer                                                        2,815,254
    Rollovers                                                         704,586
                                                             ------------------
                                                             ------------------
                                                                   10,689,000

 Total net additions                                                4,744,582

 Deductions
 Benefits paid to participants                                      3,791,257
 Administrative expenses                                                2,681
                                                             ------------------
                                                             ------------------
                                                                    3,793,938

 Net increase                                                         950,644
 Net assets available for benefits at beginning of year            76,264,670
                                                             ------------------
 Net assets available for benefits at end of year              $   77,215,314
                                                             ==================

See accompanying notes.

                BOK Financial Thrift Plan for Salaried Employees

                          Notes to Financial Statements

                                December 31, 2002

1. Description of Plan

The following description of the BOK Financial Thrift Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a 401(k) defined contribution plan covering all salaried employees of BOK Financial Corporation (BOKF) and its subsidiaries and affiliates (collectively, the Employer or Company) who have attained age 21 and who have completed at least one year of service (equivalent to 1,000 hours). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to contribute up to 25 percent of their compensation (as defined by the Plan) on a pre-tax basis pursuant to a salary reduction agreement filed with the Plan administrator. In addition, participants may make after-tax contributions which shall not exceed 5 percent of each participant's compensation. Participants may elect investment in any of 10 mutual funds, self-directed common stocks or registered investment companies, and BOKF Common Stock.

The Employer contributes a matching contribution to the plan. The matching contribution may be made in cash or in shares of BOKF Common Stock. In 2002, the entire matching contribution of $2,815,254 was made in cash.

For 2002, the Employer matching contribution ranged from $.40 to $1.00 for each dollar of the participant's contributions, up to five percent of compensation, based on each participant's years of service as follows:

                           Years of Service                Matching Percentage
        ----------------------------------------------------------------------

        Less than four years                                      40%
        At least four, but less than ten years                    60%
        At least ten, but less than fifteen years                 80%
        Fifteen or more years                                    100%

The Employer may, at its sole discretion, make an additional discretionary contribution to the Plan. There was no discretionary contribution in 2002.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants vest in Employer matching contributions based upon years of service, as defined by the Plan. Participants are 100 percent vested upon completion of five years of service and are immediately vested in their deferred (pre-tax) contributions, after-tax contributions, and the actual earnings thereon.

Loans

Participants may borrow against their accounts in amounts of not less than $1,000 and not to exceed the lesser of $50,000 or 50 percent of the participant's vested account balance. Loans will bear interest based on the current banking prime rate and may not exceed a five-year term, unless it is used to acquire the primary residence of the participant, in which case the maximum term may be 25 years. The loans are secured by the balances in the participant's account. Interest rates range from 4.25 percent to 13.00 percent. Repayment is made by payroll withholdings.

Payment of Benefits

A participant who terminates employment with a vested account balance of less than $5,000 excluding rollover contributions will receive a lump-sum payment. If the participant has a vested balance which exceeds $5,000 excluding rollover contributions, the Plan will make a distribution only with the consent of the participant at any time prior to the earlier of the participant's 65th birthday or death. In lieu of a lump-sum payment, a participant who terminates employment after his or her 65th birthday or after attaining age 60 and completing 10 years of service, shall be entitled to elect monthly, quarterly, semiannual, or annual installment payments to be paid over a period not to exceed 10 years from the benefit commencement date. The installments may be accelerated at the direction of the participant.

Forfeitures

Forfeited balances of terminated participants' nonvested accounts are utilized to pay administrative costs or to reduce future Employer contributions. During 2002, forfeitures of $20,251 were used to reduce Employer matching contributions.

Plan Termination

The Employer expects to continue the Plan indefinitely. However, the Employer reserves the right to discontinue the Plan or to amend the Plan, in whole or in part, from time-to-time. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Reclassifications

Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end. The BOKF Common Stock is valued at the quoted market price. Participant loans receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Administrative Expenses

The Employer pays all administrative expenses except for loan origination fees and fees related to self-directed common stocks and registered investment companies, which are paid by the participants.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan's investments are held by a bank-administered trust fund at Bank of Oklahoma, N.A. Trust Division (the Trustee). During 2002, the Plan's investments (including investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices for BOKF Common Stock and published market prices for registered investment companies as follows:

                                                             Net Appreciation
                                                            (Depreciation) in
                                                                Fair Value
                                                              of Investments
                                                          --------------------
        BOKF Common Stock                                   $        711,201
        Registered investment companies                           (7,983,532)
        Self-directed common stocks                                  (75,919)
        Self-directed registered investment companies               (102,952)
                                                          --------------------
                                                            $     (7,451,202)
                                                          ====================

The fair values of individual investments that represent five percent or more of the Plan's net assets are separately identified in the financial statements.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 1, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Reconciliation of Financial Statements to the Form 5500

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

                                                              December 31
                                                       2002           2001
                                                  ------------------------------
  Net assets available for benefits per the
     financial statements                          $  77,215,314   $ 76,264,670
  Benefits payable to participants                         8,755              -
                                                  ------------------------------
  Net assets available for benefits per the Form
    5500                                           $  77,206,559   $ 76,264,670
                                                  ==============================

                                                                   December 31
                                                                       2002
                                                                 -------------
   Benefits paid to participants per the financial statements     $  3,791,257
   Less benefits payable to participants at December 31, 2001
                                                                    -
   Add benefits payable to participants at December 31, 2002
                                                                         8,755
                                                                 --------------
   Benefits paid to participants per the Form 5500                $  3,800,012
                                                                 ==============

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end, but not yet paid.

                              Supplemental Schedule

               BOK Financial Thrift Plan for Salaried Employees

                           EIN: 73-0780382 Plan #: 002

          Schedule H; Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2002


                                                       (c)
                (b)                          Description of Investments,              (e)
        Identity of Issuer,                 Including Maturity Date, Rate           Current
 (a) Borrower, Lessor, or Similar Party          of Interest, or Maturity Value      Value
 --------------------------------------------------------------------------------------------
  *  BOK Financial Corporation              BOKF Common Stock                   $  14,066,002

  *  American Performance Funds             Growth Equity Fund                     2,023,730
                                            Equity Fund                            4,437,892
                                            Cash Management Fund                   6,709,467
                                            Intermediate Bond Fund                 6,940,638

     SEI Funds                              Stable Asset Fund                      8,932,520

     American Advantage                     International Equity Fund              1,490,287

     AIM                                    Balanced Fund                          1,246,268

     Neuberger and Berman                   GenesisTrust Fund                      8,983,305

     Dodge and Cox                          Stock Fund                             4,461,154

     Vanguard                               Institutional Index                    3,830,288

     Self-directed common stocks and        Common stocks and registered
     registered investment companies        investment companies                     762,899

  *  Participant loans                      Interest rates ranging from 4.25
                                               percent to 13.00 percent            3,215,786
                                                                                -------------
                                                                                $ 77,100,236
                                                                                =============

*Indicates Party-in-interest to the Plan.
Column (d) is not applicable as all investments are participant directed.

         Exhibit Number                        Description of Exhibit

         23.0                                  Consent of independent auditors

         99.0                                  Section 906 Certifications



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               BOK FINANCIAL THRIFT PLAN FOR
                                               SALARIED EMPLOYEES

         Date:  June 26, 2003                  By:  /s/ Gregg Jaynes
                -------------                       ----------------
                                               Gregg Jaynes
                                               Vice President,
                                               Manager of Corporate Compensation
                                               BOK Financial Corporation